UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report (Date of earliest event reported): July 28, 2022

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Issuer’s telephone number, including area code)

Senior Secured Demand Notes

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9 OTHER EVENTS

Effective July 28, 2022, the members of Iron Bridge Mortgage Fund, LLC (the “Company”) approved the Company’s election to be treated as a real estate investment trust (“REIT”) for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the taxable year ending December 31, 2022, and in connection therewith, the amendment and restatement of the Company’s Second Amended and Restated Operating Agreement (the “Third Amended Operating Agreement”) to incorporate certain provisions that facilitate the REIT election. The Third Amended Operating Agreement became effective upon approval. The Company does not expect any material change in its business operations as a result of the REIT election.

REIT Qualification

A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property. It also must be beneficially owned by 100 or more persons, and have not more than 50% in value of its outstanding stock owned, directly or indirectly, by five or fewer individuals, as determined under the Code.  The Third Amended Operating Agreement was updated to include certain provisions, such as limits on ownership and transfers of membership interests, that are intended to assist the Company in complying with the requirements applicable to a REIT. The Company must also make a special election under the Code to be treated as a corporation taxed as a REIT, which the Company intends to do commencing on its 2022 tax return. Upon such election and subject to meeting the REIT eligibility requirements, the Company will cease to be treated as a partnership for U.S. federal income tax purposes and instead be treated as a corporation taxable as a REIT commencing with our taxable year ending December 31, 2022.  The Company’s failure to qualify as a REIT would cause us to be treated as a regular corporation subject to U.S. federal income tax and potentially state and local tax.

                In addition to the above requirements, to obtain the favorable tax treatment accorded to REITs, the Company normally will be required each year to distribute to members at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. In the event regular distributions are insufficient to meet the distribution requirements applicable to a REIT, the Company alternatively may arrange for borrowings in order to maintain its REIT status, issue a qualifying distribution of additional equity, or take advantage of “consent dividend” procedures in which the Company is deemed to have distributed, and the Company’s members would be deemed to have received, taxable dividends without the payment of actual cash. Failure to make required distributions may result in additional taxes and penalties to the Company.

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Distribution Treatment

The Third Amended Operating Agreement also modified the terms of the Company’s distribution reinvestment program. Pursuant to the Third Amended Operating Agreement, each Class A member, Class C member, and Class D member will be treated as having elected to, reinvest all distributions made with respect to their Class A Units, Class C Units and Class D Units for the purchase of additional Units of the same class associated with such distributions. Each Class B member shall reinvest all distributions made with respect to its Class B Units for the purchase of additional Class C Units or Class D Units, as determined by the Manager in its sole discretion unless such Class B Member has provided advance written notice to the Manager of its preference. In each case, the reinvestment of distributions by a member in additional Units shall be at a purchase price equal to the fair market value of such Unit at the time of such reinvestment, as determined by the Manager in its sole discretion. No transaction fees will be charged to a member who reinvests and such reinvestment shall apply both to Units held at the time of the election and Units subsequently acquired pursuant to reinvestment.

Notwithstanding the foregoing, under the Third Amended Operating Agreement, a member may affirmatively elect to receive a portion of its distributions from the Company in cash by providing advance written notice to the Manager on such form, within such times and subject to such limitations as are established by the Manager. If no election to receive cash distributions is made, then distributions will be reinvested as described above. To terminate an election to receive cash distributions, a member must notify the Manager in writing of its termination on such form as is established by the Manager and such revocation will be effective for distributions related to the first month following the month in which the revocation notice is received, which are paid, if at all, in the second month following the month in which the revocation notice is received.

The Manager may, pursuant to the Third Amended Operating Agreement, in its sole and absolute discretion, terminate reinvestment of distributions in whole or in part. In such case, the members will be deemed to have made the election to receive cash distributions with respect to any such terminated distribution reinvestment. If, in the opinion of the Manager, the reinvestment of distributions by an ERISA Member (as defined in the Operating Agreement Restatement) ERISA Member equal or exceed or would, after giving effect to the admission of any ERISA Members, equal or exceed 25% of the aggregate capital contributions of (or the value of any other interests of or the Units held by), as applicable, all members, then the Manager may in its sole discretion not permit such member to reinvest distributions and such ERISA Member shall be deemed to have made the election to receive cash distributions.

If the Manager determines in its sole discretion that distributions in excess of the amount the Manager otherwise would have distributed to members pursuant to the Third Amended Operating Agreement are necessary or appropriate to ensure or maintain the status of the Company as a REIT for U.S. federal income tax purposes or to avoid the imposition of any U.S. federal income or excise tax (such excess amount, “Excess Distributions”), the Manager may cause the Company to make such Excess Distributions but automatically reinvest such Excess Distributions for the purchase of additional Units of the same class associated with such Excess Distribution (or, in the case of Class B members, of another class). Any such reinvestment shall be at a purchase price equal to the fair market value of such Unit at the time of such reinvestment, as determined by the Manager in its sole discretion. No transaction fees shall be charged to a member in connection with such reinvestment.

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Repurchase of Member Units

The Third Amended Operating Agreement also provides that the Manager has the authority to purchase or repurchase any or all interests in the Company from any Person for such consideration as the Manager may determine in its reasonable discretion (whether more or less than the original issuance price of such interests in the Company or the then market value of such interest) to the extent the Manager determines necessary or advisable to preserve the qualification of the Company as a REIT.

Exhibits

2.1	Third Amended and Restated Operating Agreement.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

Dated: July 29, 2022	By:	/s/ Gerard Stascausky
	Name:	Gerard Stascausky
	Title:	Managing Director

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